1811 Aksarben Drive
Omaha, NE 68106
(402) 884-8700

August 12, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-288720) of Green Plains Inc.

Ladies and Gentlemen,

On behalf of Green Plains Inc. and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on Wednesday, August 13, 2025, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you need any additional information, please contact Benjamin N. Heriaud of Vinson & Elkins L.L.P. at (212) 237-0162.

Very truly yours,

GREEN PLAINS INC.

By:	/s/ Michelle S. Mapes, Esq.
Name:	Michelle S. Mapes, Esq.
Title:	Interim Principal Executive Officer, Chief Legal and Administration Officer and Corporate Secretary